Item 13 A - Additional Information	
Firm Name	**Describe Nature of arrangement**
Truphone	Retain books and records
Clausematch	Retain books and records
Vodafone	Retain books and records
Bloomberg	Retain books and records

Item 13 B - Additional Information	
Firm Name	**Describe Nature of arrangement**
ICE Clear Credit	Clearing
LCH	Clearing
Ice Clear Europe	Clearing